Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON REPORTS RESULTS FROM 2016 AND OUTLOOK FOR 2017

Toronto, ON – March 8, 2017. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the year ended December 31, 2016. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in U.S. dollars unless otherwise stated.

David Cates, President and CEO of Denison commented “2016 was a very difficult year for the uranium market – as we saw the spot price of U3O8 drop over 40% to reach a 12-year low below $20 per pound late in the year. Despite the market, Denison had a tremendous year in 2016, as we moved aggressively towards positioning the Company for when the uranium market bounces back and the long-term fundamentals of decreasing sources of supply and dramatic increases in global demand for uranium come to roost. With Wheeler River, the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin, emerging in 2016 as a potentially economic project with low upfront CAPEX and very competitive estimated cash operating costs, we were able to justify initiating PFS activities in 2016, as well as continuing to explore and expand the resource base around the Gryphon deposit.

In early 2017, the uranium market has started to show signs of life and Denison has announced transactions to both increase its controlling position in Wheeler River and fortify its balance sheet. Significant production cuts have been announced by the world’s largest uranium producer, and the spot price of U3O8 has already increased roughly 40% from its lows in late 2016, together suggesting that a turnaround for the uranium space could be on the horizon. With that context, we have a focused plan for 2017, and an ambitious team that is motivated to position the Company as the next uranium producer in the Athabasca Basin region.”

PERFORMANCE HIGHLIGHTS

∎	Positive results from the Preliminary Economic Assessment on the Wheeler River Property

The Preliminary Economic Assessment (“PEA”) on Denison’s 60% owned Wheeler River project resulted in a base case pre-tax Internal Rate of Return (“IRR”) of 20.4%, an indicative post-tax IRR to Denison of 17.8%, and a pre-tax Net Present Value (“NPV”) of CAD$513 million (Denison’s share – CAD$308 million), based on the then current long term contract price for uranium of $44 per pound U3O8. Illustrating the project’s exposure to rising uranium prices, the PEA also included a production scenario based on a uranium price of $62.60 per pound U3O8, resulting in a pre-tax IRR of 34.1% and a pre-tax NPV of CAD$1,420 million (Denison’s share – CAD$852 million).

The PEA considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation, and assumes processing will occur at Denison’s 22.5% owned McClean Lake mill, which is located in the infrastructure rich eastern portion of the Athabasca Basin. Project risk and initial project capital expenditures (“CAPEX”), estimated to be CAD$560 million (Denison’s share – CAD$336 million), are both minimized by utilizing existing regional infrastructure. The PEA was prepared based on the estimated uranium mineral resources at Wheeler as at the end of 2015, including an indicated resource of 70.2 million pounds U3O8 (166,000 tonnes at an average grade of 19.1%) at the Phoenix deposit and a further inferred resource of 43.0 million pounds U3O8 (834,000 tonnes at 2.31% U3O8) at the Gryphon deposit. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability (see Denison’s Press Release dated May 12, 2016).

∎	Launched Pre-Feasibility Study for Wheeler and initiated infill and delineation drilling at Gryphon

During 2016, the Company commenced pre-feasibility study (“PFS”) activities for the Wheeler River project, including engineering data collection for geotechnical and hydrological field studies, environmental baseline data collection, and community consultations. To support the PFS, Denison commenced infill drilling at the Gryphon deposit using a directional drilling method. Infill drilling at the Gryphon deposit is designed to increase the confidence in the mineral resources estimated from an inferred to an indicated level.

∎	Completed 2016 exploration program at Wheeler leading to potential resource expansion beyond PEA levels

During 2016, Denison completed a total of 47,169 metres of drilling in 73 holes, with work focused at or near the Gryphon deposit during both the summer and the winter drilling programs. The programs demonstrated that the Gryphon deposit is part of a large and robust mineralizing system that remains open in numerous directions. The drilling results from 2016 are not included in the current Gryphon resource estimate or the PEA and have the potential to translate into meaningful resource expansion in the following areas:

Gryphon D Series mineralized lenses

The D Series lenses were discovered in early 2016, and are located within 200 metres north and northwest of the Gryphon deposit. At the end of 2016, the lenses measured 330 meters in collective strike length, and mineralization remains open along strike in both directions. Highlights for the D Series lenses include 5.3% U3O8 over 11.0 metres including 12.6% U3O8 over 4.5 metres in drill hole WR-641, and 2.9% U3O8 over 6.0 metres and 2.3% U3O8 over 4.0 metres in drill hole WR-633D1.

Gryphon A and B Series mineralized lenses

Toward the end of the summer 2016 drilling program, additional high grade mineralization was discovered immediately down-dip and up-dip of the Gryphon deposit’s A and B Series lenses. Highlight intersections include 6.97% U3O8 over 4.5 metres in drill hole WR-674 and 0.94% U3O8 over 10.5 metres in drill hole WR-602D1. The intersections indicate expansion of the Gryphon deposit A and B Series lenses, which already host the large majority of the estimated resources of the Gryphon deposit.

∎	Executed agreement to increase ownership of Wheeler River project up to 66%

In January 2017, the Company executed an agreement with the partners of the Wheeler River Joint Venture (“WRJV”) that is expected to result in an increase in Denison’s ownership of the Wheeler River project to up to approximately 66% (currently 60%) by the end of 2018. Under this agreement, Denison will fund 50% of Cameco Corp.’s (“Cameco”) ordinary share of joint venture expenses in 2017 and 2018.

∎	Closed non-dilutive financing for CAD$43.5 million to fund future project development activities

In January 2017, Denison also announced and closed a financing arrangement for gross proceeds of CAD$43.5 million, which has the effect of monetizing Denison’s future share of the toll milling revenue earned by the McClean Lake mill from the processing of ore from the Cigar Lake mine, through the combination of a limited recourse loan and a streaming arrangement. Through this transaction, Denison retains its 22.5% ownership of the McClean Lake Joint Venture (“MLJV”), but has de-risked its income from certain toll milling revenue, as the Company is not providing any warranty to the future rate of production at the Cigar Lake mine or the McClean Lake mill. The proceeds from the financing are expected to fund the Company’s project development costs for Wheeler River to the completion of a Feasibility Study.

∎	Successfully completed combination of African-based uranium interests with GoviEx Uranium Inc.

In June 2016, GoviEx Uranium Inc. (“GoviEx”) and Denison completed a combination of their respective African uranium mineral interests under the direct ownership of GoviEx (the “Africa Transaction”). Concurrently, GoviEx completed a non-brokered private placement equity financing, in which Denison provided the lead order of approximately $500,000. Following the Africa Transaction and the concurrent financing, Denison became the largest single shareholder of GoviEx holding a total of 65,144,021 common shares of GoviEx or approximately 24.59% of GoviEx’s issued and outstanding common shares at the time. Denison’s investment in GoviEx provides the Company with leverage to a diversified portfolio of African uranium interests with potential for a significant increase in value in a rising uranium market.

∎	Acquired the Hook-Carter property and the contiguous Coppin Lake property

In November 2016, Denison completed the acquisition of an immediate 80% ownership of the Hook-Carter property from ALX Uranium Corp. (“ALX”) in exchange for the issuance of 7.5 million common shares of Denison, and an agreement to fund ALX’s share of the first CAD$12.0 million in expenditures on the project. Denison also acquired the contiguous Coppin Lake property (“Coppin Lake”) from AREVA Resources Canada Inc. and UEX Corporation, with ALX having agreed to acquire its proportional interest in the project from Denison under the terms of the Hook-Carter acquisition. Taken together the Hook-Carter project (including the Coppin Lake claims) consists of 38 claims, totaling 19,573 hectares, and is located to the northeast and on trend of the Triple R deposit, Arrow deposit and Spitfire discovery in the southwestern portion of the Athabasca Basin region, in northern Saskatchewan. Hook-Carter offers Denison exposure to over 15 kilometres of strike length on the Patterson Lake Corridor and an opportunity to organically add a significant long-term asset in the western portion of the Athabasca Basin.

∎	Entered into an agreement to option Moore Lake to Skyharbour for cash and stock

In August 2016, Denison closed an agreement with Skyharbour Resources Ltd. (“Skyharbour”) that grants Skyharbour an option to acquire a 100% interest in Denison’s Moore Lake property, in exchange for 4,500,000 common shares of Skyharbour and cash payments totaling CAD$500,000 over the next five years. Skyharbour also agreed to spend CAD$3,500,000 on exploration at the Moore Lake property over the next five years and to grant Denison various back-in rights to re-acquire a 51% interest in the property.

∎	Obtained financing for the Company’s 2017 Canadian exploration activities

In May 2016, the Company completed a CAD$12.4 million bought deal private placement equity offering for the issuance of 15,127,805 common shares on a flow-through basis at a price of CAD$0.82 per share. The proceeds will be used to fund Canadian exploration activities through to the end of 2017.

ABOUT DENISON

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering approximately 370,000 hectares in the Athabasca Basin region. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”).

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)		Year Ended December 31, 2016		Year Ended December 31, 2015

Results from Continuing Operations:
Total revenues	$	13,833	$	12,670
Exploration and evaluation	$	(11,196)	$	(13,439)
Impairment of property, plant & equipment	$	(2,320)	$	(2,603)
Net loss	$	(11,699)	$	(16,717)
Basic and diluted loss per share	$	(0.02)	$	(0.03)

Results from Discontinued Operations:
Net loss	$	(5,644)	$	(34,843)
Basic and diluted loss per share	$	(0.1)	$	(0.07)

(in thousands)		As at December 31, 2016		As at December 31, 2015

Financial Position:
Cash and cash equivalents	$	11,838	$	5,367
Short term investments	$	-	$	7,282
Cash, cash equivalents and investments	$	11,838	$	12,649

Working capital	$	9,275	$	12,772
Property, plant and equipment	$	187,982	$	188,250
Total assets	$	217,423	$	212,758
Total long-term liabilities	$	36,874	$	38,125

RESULTS OF CONTINUING OPERATIONS

Revenues

The Company’s share of toll milling revenue for 2016 totaled $4,598,000 from approximately 17.3 million pounds U3O8 packaged for the Cigar Lake joint venture (“CLJV’). Revenue from DES division was $7,751,000 and revenue from the Company’s management contract with UPC was $1,484,000 during 2016.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, as well as standby costs. Operating expenses during 2016 were $3,665,000, including $2,411,000 of depreciation from the McClean Lake mill, associated with the processing of U3O8 for the CLJV.

Operating expenses at DES during 2016 totaled $6,669,000 and relate primarily to care and maintenance, and environmental consulting services provided to clients, and includes labour and other costs.

Exploration and evaluation

During 2016, the Company continued to focus on its significant portfolio of projects in the eastern portion of the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in 2016 was $11,196,000. The Company’s Athabasca land package increased during the fourth quarter from 354,162 hectares (230 claims) to 371,744 hectares (252 claims), primarily due to the acquisition of the Hook-Carter and Coppin Lake claims.

Wheeler River Project

Evaluation results:

During 2016, Denison’s share of evaluation costs at Wheeler River amounted to $847,000 (2015 - $241,000) and mainly related to the completion of the PEA and the initiation of PFS activities.

PEA Results

The PEA resulted in a base case pre-tax Internal Rate of Return (“IRR”) of 20.4%, an indicative post-tax IRR to Denison of 17.8%, and a pre-tax Net Present Value (“NPV”) of CAD$513 million (Denison’s share – CAD$308 million), based on a long term contract price for uranium of $44 per pound U3O8. The PEA also included a production scenario based on a uranium price of $62.60 per pound U3O8, resulting in a pre-tax IRR of 34.1% and a pre-tax NPV of CAD$1,420 million (Denison’s share – CAD$852 million).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

PFS Activities

In July 2016, Denison announced the initiation of a PFS for the Wheeler River project. An important step in completing the PFS involves increasing the level of confidence of the previously released inferred resources estimated for the Gryphon deposit to an indicated level. An infill drilling program was designed to achieve this objective by reducing the 50 x 50 metre drill spacing to an approximate 25 x 25 metre spacing across the A, B and C series lenses of the Gryphon deposit. The program, which is expected to require approximately 40 drill holes, includes delineation holes designed to potentially close-off areas where mineralization is still open.

From an engineering standpoint, the Company commenced engineering data collection programs at Wheeler River in 2016, including geotechnical and hydrogeological field studies. Engineering investigations into alternate mining methods at Phoenix, options for shaft and vent raise excavation at both Gryphon and Phoenix, and possible routes for a site access road from provincial highway 914, were also initiated in 2016.

In addition to the engineering programs, the Company also commenced the collection of environmental baseline data in 2016, to help characterize the existing environment in the project area and initiated the community consultation and engagement process.

Exploration results:

Denison’s share of exploration costs at Wheeler River amounted to $4,802,000 during 2016. Final summer assay results were reported in Denison’s press release dated November 17, 2017. Highlights of the 2016 drilling program include:

Expansion of Gryphon A and B Series Lenses

In the summer of 2016, a total of six drill holes were completed to test for extensions of mineralization up-dip (WR-673, WR-675 and WR675-D1) and down-dip (WR-674, WR-602D1 and WR-679) of the A and B Series lenses on the shallower, southwestern portion of the Gryphon deposit. The drill holes were spaced at a minimum of 50 metres apart and located approximately 50 metres from the previous drill holes that were used to define the current extents of the deposit. Apart from WR-679, all the holes intersected significant mineralization.

Extension of the Gryphon D Series Lenses

Following on from the discovery of the D Series lenses on Section 5200 GP during the winter 2016 exploration program, the lenses were successfully extended along strike to the northeast and southwest during the summer 2016 program. The D Series lenses are located within 200 meters north and northwest of the Gryphon deposit, within the pegmatite-dominated footwall (Basal Pegmatite), and are interpreted to occur as a series of stacked, parallel lenses conformable to the stratigraphy and dominant foliation - similar to the A, B and C Series lenses of the Gryphon deposit.

Assay results from the 21 holes drilled in summer 2016, indicate the D Series lens mineralization totals 330 meters in collective strike extent, with mineralization open along strike in both directions. Highlight summer D Series lens intersections include 1.39% U3O8 over 5.0 metres in drill hole WR-671D1, 3.00% U3O8 over 1.0 metre in drill hole WR-669, and 2.93% U3O8 over 1.0 metre in WR-670. Of particular importance is drill hole WR-507D2, which intersected 19.31% U3O8 over 1.0 metre approximately 25 metres below the unconformity in the stratigraphic position of the A Series lenses. This intersection is open to the northeast along strike and down-plunge, with the potential to represent a new lens of high-grade mineralization.

Gryphon Infill and Delineation Drilling

A total of five initial infill and delineation drill holes, totaling 2,620 metres, were completed as part of the summer 2016 program. The drill holes included a single parent hole (WR-668) and subsequent daughter holes (WR-668D1 to WR-668D4), which were drilled off of the parent hole using directional drilling technology. Results confirmed the high-grade mineralization of the Gryphon deposit, and were highlighted by drill hole WR-668D2, which returned 2.49% U3O8 over 12.5 metres from 771.0 metres to 783.5 metres.

Mineralization at K-West

Uranium mineralization was discovered approximately 500 metres west of the Gryphon deposit, along the K-West conductive trend, which runs parallel to the K-North trend hosting the Gryphon deposit. Assay results confirmed weak basement-hosted uranium mineralization at K-West, in drill hole WR-663, including 0.06% U3O8 over 0.5 metres (from 826.3 to 826.8 metres), 0.06% U3O8 over 1.5 metres (from 858.2 to 859.7 metres) and 0.04% U3O8 over 0.5 metres (from 867 to 867.5 metres). The zone is open along strike within the basement and, given the proximity to Gryphon and similar favorable geological setting, additional follow-up is warranted.

Exploration Pipeline Properties

The Company managed or participated in twelve other drilling exploration programs (nine operated by Denison) in 2016. Highlights include the following:

At Waterbury Lake (Denison 63.01% interest and operator), 6 drill holes (2,076 metres) were completed at the Oban target area and two initial drill holes were completed at the Hamilton Lake target area, which identified highly altered and structured sandstone and graphitic basement rocks, an unconformity offset, and anomalous geochemistry including 8.3 ppm uranium over the basal 25 metres of sandstone and 0.5 metre intervals of 389 ppm and 299 ppm uranium immediately above the unconformity.

At Murphy Lake (Denison 78.96%), exploration drilling during 2016 extended the strike length of mineralization and strong sandstone alteration, originally encountered during the winter of 2015, from 200 metres to 850 metres. As outlined in Denison’s press release dated April 21, 2016, highlight mineralized drill intercepts include 0.25% U3O8 over 6.0 metres (drill hole MP-15-03), 0.13% U3O8 over 14.5 metres (drill hole MP-16-11) and 0.19% eU3O8 over 2.9 metres drill hole (MP-16-08).

At Crawford Lake (Denison 100%) and Moon Lake South projects, an initial hole drilled at Moon Lake South in 2016 (MS-16-01), targeting the CR-3 conductive trend, intersected 0.1% U3O8 over 0.5 metres at the sub-Athabasca unconformity, and was encompassed by a significant sandstone alteration and geochemical halo (see Denison’s press release dated April 21, 2016).

In November 2016, Denison completed the acquisition of an immediate 80% ownership of the Hook-Carter property from ALX Uranium Corp. (“ALX”) (AL:TSX-V), in exchange for the issuance of 7.5 million common shares of Denison. Hook Carter consists of 38 claims, totaling 19,573 hectares, and is located near the southwestern margin of the Athabasca Basin, in northern Saskatchewan. The property is highlighted by 15 kilometres of strike potential along the prolific Patterson Lake Corridor – host to the recently discovered Triple R deposit (Fission Uranium Corp.), Arrow deposit (NexGen Energy Ltd.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco, and ARC) which occur within 8 to 20 kilometres of Hook-Carter.

In August 2016, the Company closed an option agreement with Skyharbour Resources Ltd. (“Skyharbour”), which grants Skyharbour an option to acquire a 100% interest in Denison’s wholly owned Moore Lake property in exchange for cash, stock and exploration spending commitments. Denison received 4,500,000 common shares of Skyharbour and, under the terms of the agreement, expects to receive staged cash payments of CAD$500,000, in aggregate, over the next five years. Skyharbour must also spend CAD$3,500,000 in exploration expenditures on the property, over the same five year period, in order to complete the option. Under the terms of the option agreement, Denison also maintains various back-in rights on the property to re-acquire a 51% interest in the property and is entitled to nominate a member to Skyharbour’s Board of Directors as long as Denison maintains a minimum ownership position of 5%. As at December 31, 2016, Denison held an approximate 11.4% ownership interest in Skyharbour.

General and administrative expenses

Total general and administrative expenses were $4,420,000 during 2016. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States.

Results of discontinued operations

In the third quarter of 2016, the Company recognized a receivable of $10,000,000, with a corresponding profit on sale of its Mongolian mining division to Uranium Industry a.s. (“Uranium Industry”), which is accounted for as a discontinued operation. The original due date for payment of the receivable from Uranium Industry was in November 2016.

Pursuant to a subsequent extension agreement between Uranium Industry and the Company, the payment due date of the receivable was extended from November 16, 2016 to July 16, 2017 (“Extension Agreement”). As consideration for the extension, Uranium Industry agreed to pay interest on the receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017, and they also agreed to pay a $100,000 instalment towards the balance of the receivable. The first payment under the Extension Agreement was due on or before January 31, 2017. The required payments were not made and Uranium Industry is now in default of both the Mongolian division sale Agreement and the Extension Agreement.

On February 24, 2017, the Company served notice to Uranium Industry that it was in default of its obligations under the sale agreement and the Extension Agreement and that the receivable and all interest payable thereon are immediately due and payable. The Company intends to explore all proceedings available to it to pursue the collection of the receivable.

In light of the uncertainty regarding Uranium Industry’s capability to fund its obligations, Denison has impaired the $10,000,000 receivable to $nil in the fourth quarter, resulting in an adjustment to the previously recognized net gain on sale. The adjustment to the net gain on sale has been presented within discontinued operations as it directly relates to the proceeds realized, to date, on the sale of the Mongolia mining division to Uranium Industry.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of its wholly owned subsidiary, KHNP. In connection therewith, KHNP will benefit from KEPCO’s rights under the strategic relationship agreement.

In December 2016, Mr. Hyung Mun Bae resigned from the Board of Directors in connection with the transfer of KEPCO’s indirect interest in Denison to its subsidiary KHNP. In February 2017, Mr. Kwang Hee Jeong was appointed to the Board of Directors as the KHNP representative.

Liquidity and capital resources

Cash and cash equivalents were $11,838,000 at December 31, 2016. The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at December 31, 2016, the Company’s cash, cash equivalents and current investments amount to CAD$15.9 million.

At January 31, 2017, the Company’s CAD$24 million credit facility was amended and extended to January 31, 2018. The credit facility is fully utilized for non-financial letters of credit in relation to future decommissioning and reclamation plans. Amongst the amendments to the credit facility, a restrictive covenant to maintain CAD$5,000,000 on deposit with the Bank of Nova Scotia, has been replaced with a pledge of CAD$9,000,000 in restricted cash in the form of GICs to be held with the Bank of Nova Scotia as collateral against the credit facility.

Outlook for 2017

Following the sale of the Company’s African interests, the completion of a successful PEA, and the decision to initiate a PFS for Wheeler River project, the Company’s plans for 2017 are focused on the activities necessary to position it as the next uranium producer in Canada. The 2017 winter exploration program commenced in January, with a heavy concentration of the Company’s budget and activities centred on the advancement of the Company’s 60% owned flagship Wheeler River project.

(in thousands)	2017 BUDGET
Canada (1)

Development & Operations	(2,390)

Mineral Property Exploration & Evaluation	(10,890)
(13,280)

Other (1)

UPC Management Services	930

DES Environmental Services	1,320

Corporate Administration & Other	(4,030)
(1,780)
Total	$ (15,060)

(1) Budget figures have been converted using a US$ to CAD$ exchange rate of 1.33.
(2) Only material operations shown.

Mineral Property Exploration & Evaluation

The Company’s budget for exploration and evaluation activities in 2017 is approximately $10.9 million (CAD$14.5 million). Including partner’s share of expenses, the projected 2017 exploration and evaluation work program is budgeted to be CAD$20.5 million, and is expected to include approximately 68,000 metres of drilling across eight of Denison’s projects. Consistent with past years, the majority of the exploration activity will occur during the winter and summer months, resulting in higher levels of expenditures in the first, second, and third quarters. Evaluation activities are expected to continue at the Wheeler River project throughout the year.

Wheeler River

The budget is focused on the Company’s 60% owned flagship Wheeler River project, where Denison’s share of exploration and evaluation activities is expected to be $7.1 million (CAD$9.4 million).

Work planned for Wheeler River in 2017 is expected to not only advance the project towards the completion of a PFS, but will also go towards increasing Denison’s interest in the project, under the terms of an agreement reached between the partners of the WRJV, whereby Denison will fund 50% of Cameco’s ordinary share of joint venture expenditures in 2017 and 2018 in order to increase its interest in the project to up to approximately 66% (currently 60%) by the end of 2018. Specific work planned for Wheeler River during 2017 was announced in Denison’s press release dated January 17, 2016.

Exploration Pipeline Properties

∎	Hook-Carter Project

Denison’s work plan for Hook-Carter in 2017 includes initial ground resistivity and electromagnetic surveying during the winter, followed by a reconnaissance five-hole drill program (2,700 metres) during the summer months. Work is expected to be focused on the southwestern portion of the property on the Patterson Lake Corridor, where Athabasca sandstone thicknesses vary between 250 and 450 metres.

∎	Waterbury Lake Project

A winter drill program of approximately nine holes (4,650 metres) is planned to test priority resistivity targets along the extensive Hamilton Lake trend, where anomalous unconformity-related uranium was discovered in 2016 while completing a two-hole reconnaissance drill fence, representing the first exploration drilling on the entire trend.

∎	Murphy Lake Project

A drilling program consisting of a total of eight drill holes (3,200 metres) is planned for the winter of 2017, and is expected to test high-priority geophysical and geological targets along strike of a previously discovered zone of mineralization and alteration, which was extended to approximately 850 metres in strike length during the 2016 exploration drilling program.

∎	Crawford Lake and Moon Lake South Projects

Work planned for 2017 is centred on the CR-3 conductive trend, and includes a resistivity survey at Moon Lake South during the winter, as well as a four-hole summer drill program (2,300 metres) designed to test priority targets along the CR-3 trend at both Crawford Lake and Moon Lake South.

Management and environmental services

Net management fees expected for 2017 from the management services agreement with UPC are budgeted at $0.9 million (CAD$1.2 million). A portion of the management fees earned from UPC are based on UPC’s net asset value, and thus the uranium spot price. Denison’s budget for 2017 assumes a uranium spot price of $20.50 per pound U3O8. Each $5 per pound U3O8 increase is expected to translate into approximately $0.2 million (CAD$0.3 million) in additional management fees to Denison.

Revenue from operations at DES during 2017 is budgeted to be $7.3 million (CAD$9.8 million) and operating, overhead and capital expenditures are budgeted to be $6.0 million (CAD$8.0 million).

Corporate administration and other

Corporate administration expenses are budgeted to be $3.7 million (CAD$4.9 million) in 2017 and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

In addition to Corporate administration expenses in 2017, letter of credit and standby fees relating to the 2017 Credit Facility are expected to be approximately $375,000 (CAD$500,000).

For more information, please contact

David Cates	(416) 979 – 1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Qualified Person, Assay Procedures and Further Details

The disclosure regarding the PEA was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the press release was prepared by or reviewed by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of Denison’s sampling and assay procedures, and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 available under Denison’s profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

Grade results reported herein as “eU3O8” refer to radiometric equivalent U3O8 derived from a calibrated total gamma down-hole probe. Radiometric equivalent U3O8 results are preliminary in nature and all mineralized intervals are sampled and submitted for chemical U3O8 assay where core recovery permits. Drill core with anomalous total gamma radioactivity (>500 counts per second) was selected for sampling and uranium assay over 0.5 metre intervals. Sampling is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference. Uranium assays are performed by the Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. In addition to internal checks by SRC Geoanalytical Laboratories, the Company has rigorous quality assurance and quality control (“QAQC”) procedures including the insertion of standard reference materials, blanks and field duplicates. All Gryphon drill holes reported herein were drilled at a high angle to mineralization to allow for better evaluation of true thicknesses which are expected to be approximately 75% of the intersection lengths. For further details regarding the description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 available under Denison’s profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

Further details regarding the Gryphon deposit and the current mineral resource estimates are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Illustrative figures for the Gryphon deposit and drill holes referred to herein are available in the Company’s 2016 press releases dated October 6, September 22 and September 7.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

In particular, this press release contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison’s mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; capital expenditure programs, financial outlook, estimated exploration and development expenditures and reclamation costs and Denison’s share of same; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the MD&A under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.